Filed by Symantec Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: VERITAS Software Corporation
Commission File No.: 000-26247

The following article contains forward-looking statements, including statements regarding industry trends, such as supplier consolidation and growth in security attacks, benefits of the proposed merger involving Symantec Corporation and VERITAS Software Corporation, such as improved customer and platform coverage, improved product capabilities and lowered customer costs, post-closing integration of the businesses and product lines of Symantec and VERITAS, future stock prices, future product releases and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by the statements in this article. Such risk factors include, among others, deviations in actual industry trends from current expectations, uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies, the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals, difficulties encountered in integrating merged businesses and product lines, whether certain market segments grow as anticipated, the competitive environment in the software industry and competitive responses to the proposed merger, and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

Actual results may differ materially from those contained in the forward-looking statements in this article. Additional information concerning these and other risk factors is contained in the sections of Symantec’s and VERITAS’ most recently filed Forms 10-K and 10-Q entitled “Business Risk Factors” or “Factors That May Affect Future Results.” Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or expectations regarding the circumstances occurring after the date of this article.

Additional Information and Where to Find It

Symantec Corporation has filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS with the SEC on February 11, 2005. Any offer of securities will only be made pursuant to a definitive joint proxy statement/prospectus. Investors and security holders are urged to read this filing (as well as the definitive joint proxy statement/prospectus when it becomes available) because it contains important information about the merger transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the preliminary joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.

The following is an article posted by Symantec on its intranet website on February 17, 2005.

Symantec Showcases Strategy and Solutions at RSA Conference 2005

John W. Thompson outlined Symantec’s vision for the security industry and its evolution in a powerful keynote address at the 14th annual RSA Conference in San Francisco on Tuesday, February 15. (View the [http://2005.rsaconference.com/us/general/webcasts.aspx] webcast, or read the [http://media.corporate-ir.net/media_files/irol/89/89422/pdf/JWT_RSA_Keynote_021505R.pdf] transcript.)

[Photograph of John Thompson with the following caption: “We must balance the need for availability with the imperative that we all have for security,” said John Thompson. “At Symantec we intend to lead, to innovate and to be first movers in this wonderful industry of ours.”]

“It’s Time to Do More”

Speaking from the main stage before a packed audience at the sprawling Moscone Center, Thompson said that the challenges of cost, complexity and compliance are shifting the paradigm for security specialists across the IT industry landscape.

To stay relevant, IT security technology vendors will need to expand into areas outside of the traditional security business, such as storage and systems management, and take a more proactive, holistic and comprehensive approach to enterprise security.

“Until today we charted the frontier of the IT environment as security specialists. We patrolled the borders. We spotted the threats. We alerted those at risk,” said Thompson.

“It’s time to do more than raise red flags and block threats. Integrated infrastructure management means addressing all forms of risk before they strike as well as after. It’s about disaster recovery. It’s about systems availability. It’s about proactive protection of the entire infrastructure, especially the information.”

The message affirmed Symantec’s planned [http://phx.corporate-ir.net/phoenix.zhtml?c=89422&p=irol-custom] merger with VERITAS and previous acquisitions of ON Technology, a software infrastructure solution provider, and PowerQuest, a storage management software provider. Together, the capabilities and technologies from these leading organizations are helping Symantec build a unified portfolio of solutions to provide customers with a truly secure and available enterprise infrastructure.

An hour earlier on the same stage, Bill Gates, Microsoft’s Chairman and Chief Software Architect, highlighted some of the company’s progress toward its three-year-old Trustworthy Computing initiative. Gates announced that Microsoft would introduce a consumer antivirus product by the end of the year and a new beta version of the Internet Explorer browser with improved security capabilities sometime this summer. Microsoft will also provide its new AntiSpyware protection, released last month in beta, as a free addition to the Windows operating system.

Thompson said he applauds Microsoft’s security initiatives. “They are very necessary, but in my opinion, not sufficient for large enterprises. They don’t offer a cross-platform heterogeneous solution and genetically may be incapable of doing so,” he said, drawing applause from the capacity crowd. “That’s why Symantec and other purpose-built security companies will always be a better alternative.”

Reaction to both the speech and Symantec’s strategy continue to rate highly with customers. BusinessWeek’s reporter at RSA, Sarah Lacy, wrote that security buyers want more convergence and that while the financial community hasn’t fully embraced the VERITAS merger, many of the customers at RSA she talked to “love” it. See what some of those customers had to say below.

Symantec Media Roundtable

Immediately following the keynote, Symantec hosted a media roundtable, moderated by [http://www.enterprisestrategygroup.com/OurTeam/TeamBio.asp?TeamMemberID=8] Jon Oltsik, Senior Analyst with the Enterprise Strategy Group.

John Thompson welcomed journalists from more than 30 international news organizations, including The Wall Street Journal, The Australian, The Los Angeles Times, Computerworld Denmark, Reuters and BusinessWeek. Also participating in the exclusive invitation-only event were about 30 financial analysts from various investment banks and brokerages, including Goldman Sachs, Morgan Stanley, Lehman Brothers, Thomas Weisel Partners and Deutsche Bank.

A select group of senior security executives from several large enterprise customers were on hand to discuss their organizations’ experiences with various security issues and express support for Symantec’s technology strategy. These included Richard Jackson, Chief Information Protection Officer, ChevronTexaco Corporation; Rich Baich, CISSP, CISM, Chief Information Security Officer, ChoicePoint; Tom Jones, Chief Information Security Officer, Health and Human Services Data Center for the State of California; and Malcolm Kelly, Director of Global IT Security for Reuters.

Tom Jones, said that there is an increasing need for security technologies that can help companies enable better integrity and availability of stored data. As an organization that handles more than 150,000 customers in a regulated industry, the agency faces a huge challenge in protecting the more than 300 terabytes of data it currently stores.

“Our protection requirements are all focused around HIPAA,” Jones said. “Using point products to protect data won’t be good enough in the long term.”

ChevronTexaco Corporation has begun taking a more integrated view of the operational risks posed by its information technologies, said Richard Jackson. ChevronTexaco’s IT infrastructure includes more than 40,000 desktops, 8,000 laptops, 750 servers and over 500 terabytes of data stored around the world.

“We are integrating information risk components into a single-risk entity to enable better security of this data,” Jackson said. “Decision quality is central, so integrity of data is crucial.”

The full transcript of the Media Roundtable is available here: [http://media.corporate-ir.net/media_files/irol/89/89422/pdf/Media_Roundtable_021505.pdf] Symantec Roundtable Discussion at RSA.

Symantec VIP Customer Luncheon

The conversation continued with security leaders from some of the country’s largest enterprises. Together with the non-profit organization [http://www.infosecaward.com/ise-at-rsa2005/] Executive Alliance, Symantec hosted an exclusive roundtable luncheon with John Thompson and Information Security Executive Award (ISE) Alumni.

[Photograph of Customer Luncheon with the following caption: The group of IT security leaders shared ideas and best security practices around policy compliance, governance, business continuity and the changing roles of enterprise security officers.

Peer hosts included Rich Baich, CISO of Choicepoint; Robby Hamlin, Unit Chief, Information Technology Security with the Federal Bureau of Investigation; and Jane Scott Norris, CISO, U.S. Department of State. About 30 CXOs attended from organizations including JP Morgan, Toyota, Reuters, Northrop Grumman Corporation,

The Coca-Cola Company and Washington Mutual Bank. Also in attendance: Paul Kurtz, Executive Director of the [https://www.csialliance.org/home] Cyber Security Industry Alliance Executive Director; and Cheryl Peace, Director of Cyber Security for the White House.

During the interactive roundtable discussion, the group shared ideas and best security practices around policy compliance, governance, business continuity and the changing roles of enterprise security officers.

Good Harbor Consulting Chairman [http://www.goodharbor.net/sides/aboutus-clarke.html] Richard Clarke predicted that major banking institutions would create operational risk officers in response to new banking regulations such as the Basel II Accord, which stipulates that banks must have new procedures for measuring and mitigating against credit and operational risk.

Please view the gallery at the top right of this page for more on RSA Conference 2005, including the new Expo-floor booth, Symantec Press authors, and a special VIP Reception at the W Hotel.

[Photo Gallery]

Faces & Places: Symantec at RSA Conference 2005

01 Symantec Systems Engineers, Sales representatives and Product Marketing teams engaged attendees at seven product demo stations, covering Mail Security, Spyware, Appliances, Security Management, Storage & Systems Management, Intrusion Protection, Services and Content Filtering & AntiVirus.

02 Security scribes: [http://www.awprofessional.com/series/series.asp?st=49776&redir=1] Symantec Press authors (left to right) Tom Patterson (Mapping Security: The Corporate Security Sourcebook for Today’s Global Economy); Tim Mather (Executive Guide to Information Security, The: Threats, Challenges, and Solutions); and Peter Szor (Art of Computer Virus Research and Defense).

03 The Enterprise Marketing Events team debuted Symantec’s new tradeshow booth, complete with a mini theater from which Symantec experts presented on Information Integrity and Symantec Mail Security Solutions.

04 The keynote stage where the most anxiously anticipated opening-day presentations kicked off day two at RSA with Microsoft’s Bill Gates and Symantec’s John W. Thompson.

05 Paul Kurtz, Executive Director of the [https://www.csialliance.org/home] Cyber Security Industry Alliance and Symantec’s Tiffany Jones, Government Relations Manager, the Americas.

06 Richard Pierce, Director of Business Development; Christine Johnson, Marketing Program Manager, Enterprise Marketing; and [http://syminfo.symantec.com/marketing/business_development_new.asp] Niall Wall, Sr. Director, Business Development.

07 [http://www.infosecaward.com/ise-at-rsa2005/] ISE Executive Roundtable: John Thompson; Rich Baich, CISO of ChoicePoint; and Robby Ann Hamlin, Unit Chief for Information Technolgoy Security, FBI.

08 During the interactive ISE Executive Roundtable discussion, the group of security industry leaders shared ideas and best security practices around policy compliance, governance, business continuity and the changing roles of enterprise security officers.

09 Systems Engineers Val Khomchenko and Stuart Hawkins. “The booth tends to get a little congested,” says Stuart, adding, “The sales people love that.”

10 David Abramowski, Product Marketing Manager, demos Symantec AntiVirus Corporate Edition 10.0 from Symantec’s expo-floor booth. On Feb. 14 at RSA, Symantec announced that Symantec Client Security 3.0 and Symantec AntiVirus Corporate Edition 10.0 will provide enterprise customers with comprehensive protection against spyware, adware and blended threats. (Read the [http://www.symantec.com/press/2005/n050214.html] press release).

11 Vincent Weafer, Senior Director of Development with Symantec Security Response, flew up for the day from Santa Monica. “It’s great to get together with your peers at RSA,” Vincent said in the hallway outside Peter Szor’s . His thoughts on the Microsoft keynote? “They’re essentially retelling their security story. For Symantec that means we have to keep working hard and remain vigilantly focused on our customers.”

12 The after party: Symantec VIP Reception at the W Hotel’s fourth-floor terrace on Wednesday, February 16. Symantec partners Intel, Microsoft, NetApp, Nokia and Sun Microsystems helped sponsor the bash.

13 Grant Geyer, Vice President of Global Managed Security Services and guest at the Symantec VIP Reception.

14 Neils Johnson, Principal Technologist, Enterprise Security, whipped the VIPs into an iPod-induced frenzy during a rollicking raffle drawing. Some lucky winners also scored an Xbox and a mini DVD player.

15 Shoulder to shoulder beneath the W Hotel’s greenhouse-like terrace.